                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-L(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)

                              (Amendment No. ___)*


    Allied Healthcare International Inc. (f/k/a Transworld Healthcare, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   894081 10 8
                     ---------------------------------------
                                 (CUSIP number)

                           Triumph Capital Group, Inc.
                              Attn: Peter Schofield
                           28 State Street, 37th Floor
                                Boston, MA 02109
                                 (617) 557-6000
-------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  July 25, 2002
                     ---------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                       (Continued on the following pages)

                              (Page 1 of 17 Pages)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 2 OF 17 PAGES
---------------------                                        ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Triumph Partners III, L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |X|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- -------- -----------------------------------------
      NUMBER OF              7.       SOLE VOTING POWER
       SHARES                         7,791,070 (includes 6,547,674 Shares
    BENEFICIALLY                      (as defined herein) to be issued upon
    OWNED BY EACH                     conversion of the Series A Preferred
      REPORTING                       Stock (as defined herein) and 853,504
     PERSON WITH                      Shares issuable with respect to PIK
                                      Interest (as defined herein) held by TIII
                                      LP (as defined herein) and 79,526 Shares
                                      to be issued upon conversion of the Series
                                      A Preferred Stock and 10,366 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII-Investors LP (as defined herein))
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                      7,791,070 (includes 6,547,674 Shares to be
                                      issued upon conversion of the Series A
                                      Preferred Stock and 853,504 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII LP and 79,526 Shares to be issued
                                      upon conversion of the Series A Preferred
                                      Stock and 10,366 Shares issuable with
                                      respect to PIK Interest held by
                                      TIII-Investors LP)
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,070 (includes 6,547,674 Shares to be issued upon conversion of the Series A Preferred Stock and 853,504 Shares issuable with respect to PIK Interest held by TIII LP and 79,526 Shares to be issued upon conversion of the Series A Preferred Stock and 10,366 Shares issuable with respect to PIK Interest held by TIII-Investors LP)
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.7%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           PN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 3 OF 17 PAGES
---------------------                                        ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Triumph III Advisors, L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |X|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- ------- ------------------------------------------
---------------------------- -------- -----------------------------------------
      NUMBER OF              7.       SOLE VOTING POWER
       SHARES                         7,791,070 (includes 6,547,674 Shares
    BENEFICIALLY                      to be issued upon conversion of the
    OWNED BY EACH                     Series A Preferred Stock and 853,504
      REPORTING                       Shares issuable with respect to PIK
     PERSON WITH                      Interest held by TIII LP and 79,526 Shares
                                      to be issued upon conversion of the Series
                                      A Preferred Stock and 10,366 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII-Investors LP)
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                      7,791,070 (includes 6,547,674 Shares to be
                                      issued upon conversion of the Series A
                                      Preferred Stock and 853,504 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII LP and 79,526 Shares to be issued
                                      upon conversion of the Series A Preferred
                                      Stock and 10,366 Shares issuable with
                                      respect to PIK Interest held by
                                      TIII-Investors LP)
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,070 (includes 6,547,674 Shares to be issued upon conversion of the Series A Preferred Stock and 853,504 Shares issuable with respect to PIK Interest held by TIII LP and 79,526 Shares to be issued upon conversion of the Series A Preferred Stock and 10,366 Shares issuable with respect to PIK Interest held by TIII-Investors LP)
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.7%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           PN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 4 OF 17 PAGES
---------------------                                        ------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Triumph III Advisors, Inc.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                        (b) |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- -------- -----------------------------------------
      NUMBER OF              7.       SOLE VOTING POWER
       SHARES                         7,791,070 (includes 6,547,674 Shares
    BENEFICIALLY                      to be issued upon conversion of the
    OWNED BY EACH                     Series A Preferred Stock and 853,504
      REPORTING                       Shares issuable with respect to PIK
     PERSON WITH                      Interest held by TIII LP and 79,526 Shares
                                      to be issued upon conversion of the Series
                                      A Preferred Stock and 10,366 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII-Investors LP)
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                      7,791,070 (includes 6,547,674 Shares to be
                                      issued upon conversion of the Series A
                                      Preferred Stock and 853,504 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII LP and 79,526 Shares to be issued
                                      upon conversion of the Series A Preferred
                                      Stock and 10,366 Shares issuable with
                                      respect to PIK Interest held by
                                      TIII-Investors LP)
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,070 (includes 6,547,674 Shares to be issued upon conversion of the Series A Preferred Stock and 853,504 Shares issuable with respect to PIK Interest held by TIII LP and 79,526 Shares to be issued upon conversion of the Series A Preferred Stock and 10,366 Shares issuable with respect to PIK Interest held by TIII-Investors LP)
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.7%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           CO
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 5 OF 17 PAGES
---------------------                                        ------------------

---------- --------------------------------------------------------------------
           NAMES OF REPORTING PERSONS
1.         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Triumph III Investors, L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                        (b) |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF               7.       SOLE VOTING POWER
      SHARES                          7,791,070 (includes 79,526 Shares to be
   BENEFICIALLY                       issued upon conversion of the Series
   OWNED BY EACH                      A Preferred Stock and 10,366 Shares
     REPORTING                        issuable with respect to PIK Interest
    PERSON WITH                       held by TIII-Investors LP and 6,547,674
                                      Shares to be issued upon conversion
                                      of the Series A Preferred Stock and
                                      853,504 Shares issuable with respect to
                                      PIK Interest held by TIII LP)
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                      7,791,070 (includes 79,526 Shares to be
                                      issued upon conversion of the Series A
                                      Preferred Stock and 10,366 Shares issuable
                                      with respect to PIK Interest held by
                                      TIII-Investors LP and 6,547,674 Shares to
                                      be issued upon conversion of the Series A
                                      Preferred Stock and 853,504 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII LP)
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,070 (includes 79,526 Shares to be issued upon conversion of the Series A Preferred Stock and 10,366 Shares issuable with respect to PIK Interest held by TIII-Investors LP and 6,547,674 Shares to be issued upon conversion of the Series A Preferred Stock and 853,504 Shares issuable with respect to PIK Interest held by TIII LP)
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.7%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           PN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 6 OF 17 PAGES
---------------------                                        ------------------

---------- --------------------------------------------------------------------
           NAMES OF REPORTING PERSONS
1.         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Triumph III Investors, Inc.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                        (b) |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF               7.       SOLE VOTING POWER
      SHARES                          7,791,070 (includes 79,526 Shares to be
   BENEFICIALLY                       issued upon conversion of the Series
   OWNED BY EACH                      A Preferred Stock and 10,366 Shares
     REPORTING                        issuable with respect to PIK Interest
    PERSON WITH                       held by TIII-Investors LP and 6,547,674
                                      Shares to be issued upon conversion
                                      of the Series A Preferred Stock and
                                      853,504 Shares issuable with respect to
                                      PIK Interest held by TIII LP)
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                      7,791,070 (includes 79,526 Shares to be
                                      issued upon conversion of the Series A
                                      Preferred Stock and 10,366 Shares issuable
                                      with respect to PIK Interest held by
                                      TIII-Investors LP and 6,547,674 Shares to
                                      be issued upon conversion of the Series A
                                      Preferred Stock and 853,504 Shares
                                      issuable with respect to PIK Interest held
                                      by TIII LP)
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,070 (includes 79,526 Shares to be issued upon conversion of the Series A Preferred Stock and 10,366 Shares issuable with respect to PIK Interest held by TIII-Investors LP and 6,547,674 Shares to be issued upon conversion of the Series A Preferred Stock and 853,504 Shares issuable with respect to PIK Interest held by TIII LP)
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.7%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           CO
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 7 OF 17 PAGES
---------------------                                        ------------------

---------- --------------------------------------------------------------------
           NAMES OF REPORTING PERSONS
1.         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Frederick W. McCarthy
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                        (b) |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
---------------------------- -------- -----------------------------------------
     NUMBER OF               7.       SOLE VOTING POWER
      SHARES                          7,791,070 (includes 6,627,200 Shares to
   BENEFICIALLY                       be issued upon conversion of the Series
   OWNED BY EACH                      A Preferred Stock and 863,870 Shares
     REPORTING                        issuable with respect to PIK Interest)
    PERSON WITH              -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER
                                      7,791,070 (includes 6,627,200 Shares to
                                      be issued upon conversion of the Series A
                                      Preferred Stock and 863,870 Shares
                                      issuable with respect to PIK Interest)
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,791,070 (includes 6,627,200 Shares to be issued upon conversion of the Series A Preferred Stock and 863,870 Shares issuable with respect to the PIK Interest)
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.7%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           IN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 8 OF 17 PAGES
---------------------                                        ------------------

ITEM 1.         SECURITY AND ISSUER.

         The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock" or the "Shares") of Allied Healthcare International Inc. (f/k/a Transworld Healthcare, Inc.), a corporation organized under the laws of the state of New York (the "Company"). The beneficial ownership of Shares by the Reporting Persons (as hereinafter defined) includes Shares which may be held as a result of the conversion of shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and the issuance and exchange of funding notes by Allied Healthcare Group Limited, a U.K. subsidiary of the Company ("AHG"), due in satisfaction of (pound)4,953,383 of accrued and unpaid interest in kind ("PIK Interest") on certain senior subordinated promissory notes (the "Notes") issued by AHG pursuant to the terms of the Reorganization Agreement (as hereinafter defined). Each funding note is exchangeable for Shares at the ratio of 0.3488 Shares for every (pound)2.00 of funding notes. Each share of Series A Preferred Stock is convertible into one Share by the holder thereof. The Company's principal executive offices are located at 555 Madison Avenue, New York, New York 10022.

       This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D is required to be filed. The Reporting Persons are filing this Schedule 13D in connection with their acquisition of Shares in the Reorganization (as hereinafter defined) of the Company.

ITEM 2.         IDENTITY AND BACKGROUND.

         (a), (b) and (c) The following table provides certain information about each of the reporting persons:



Name and Address                                Citizenship or State of      Principal Occupation or Employment
                                              Incorporation/Organization

Triumph Partners III, L.P. ("TIII LP")                    DE                 Investment Partnership
28 State Street, 37th Floor
Boston, MA 02109

Triumph III Advisors, L.P.                                DE                 General Partner of TIII LP; Investment
("TIII-Advisors LP")                                                         Management
28 State Street, 37th Floor
Boston, MA 02109

Triumph III Advisors, Inc.  ("TIII-                       DE                 General Partner of TIII-Advisors LP;
Advisors Inc.")                                                              Investment Management
28 State Street, 37th Floor
Boston, MA 02109

Triumph III Investors, L.P. ("TIII-                       DE                 Investment Partnership
Investors LP")
28 State Street, 37th Floor
Boston, MA 02109

Triumph III Investors, Inc. ("TIII-                       DE                 General Partner of TIII-Investors LP;
Investors Inc.")                                                             Investment Management
28 State Street, 37th Floor
Boston, MA 02109

Frederick W. McCarthy                                     USA                Chairman, CEO and Director of TIII-
c/o Triumph Capital Group, Inc.                                              Investors Inc. and TIII-Advisors Inc.
28 State Street, 37th Floor                                                  Investment Management/Investment Banking
Boston, MA 02109


---------------------                                        ------------------
CUSIP NO. 894081 10 8                  13D                   PAGE 9 OF 17 PAGES
---------------------                                        ------------------

         TIII LP, TIII-Advisors LP, TIII-Advisors Inc., TIII-Investors LP, TIII-Investors Inc. and Mr. McCarthy are sometimes individually referred to herein as a "Reporting Person," and collectively as the "Reporting Persons" or "Triumph." TIII LP and TIII-Investors LP are sometimes collectively referred to herein as the "Holders."

         The Shares to which this Schedule 13D relates are owned directly by the Holders.

         (d) and (e) During the past five years or since its inception, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in any of the reporting persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 has the citizenship disclosed in the above table.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to the Reorganization (as defined in Item 4), the Holders held (pound)19,000,000 in principal amount of Notes of AHG, which had an interest rate of 9.375% per annum, payable quarterly in cash, which required AHG to pay PIK Interest through the issuance of additional promissory notes for the first 18 months the Notes were outstanding. In the Reorganization, the Holders were granted the right to have issued funding notes in exchange for the PIK Interest due to them, which in turn may be exchanged for an aggregate of 863,870 Shares.

         In the Reorganization, the Holders received an aggregate of 6,627,200 shares of Series A Preferred Stock (6,547,674 and 79,526 for each of TIII LP and TIII-Investors LP, respectively) in exchange for the exercise of equity warrants issued by AHG and held by the Holders (the "Warrants"), which was satisfied by the tender of the Notes (exclusive of PIK Interest due to them).

         The aggregate purchase price of (pound)19,000,000 for the Notes and Warrants, which were purchased in 1999, was financed by the Holders' own assets.

---------------------                                       -------------------
CUSIP NO. 894081 10 8                  13D                  PAGE 10 OF 17 PAGES
---------------------                                       -------------------

ITEM 4.         PURPOSE OF TRANSACTIONS.

         On April 24, 2002, the Company, AHG, Transworld Healthcare (UK) Limited ("TWUK," and together with the Company and AHG, the "Corporate Group") and the Investors listed therein, including among others, the Holders, entered into that certain Master Reorganization Agreement (as amended, the "Reorganization Agreement") pursuant to which the Corporate Group would be reorganized so that the current holders of shares and warrants of AHG and TWUK would exchange those interests for equity interests in the Company (the "Reorganization").

         In the Reorganization, the Holders exercised the Warrants through the tender of the Notes (exclusive of PIK Interest due to them) and received an aggregate of 19,000,000 ordinary shares of TWUK. Each resulting ordinary share was exchanged for 0.3488 shares of Series A Preferred Stock. As a result of the tender of their Notes (in the aggregate principal amount of (pound)19,000,000), all of the Holders' Notes were surrendered in the Reorganization.

         In the Reorganization, the Holders were granted the right to have funding notes issued to them by AHG, in the principal amount of the PIK Interest owed them through June 17, 2002. The funding notes, when issued, will be immediately exchanged for Shares at the rate of 0.3488 Shares for every (pound)2.00 of funding notes. Interest accrued on the Notes through June 17, 2002, and dividends on the Series A Preferred Stock began accruing on June 18, 2002. The shares of Series A Preferred Stock issued in the Reorganization were intended to replace the Notes. The Holders have the right to require the Company to issue the Shares for which the funding notes are exchangeable to their respective successors and assigns. These issuances will occur at a time designated by the Holders, but the amount of the funding notes will in all cases be equal to the amount of PIK Interest through June 17, 2002 ((pound)4,953,383).

         In the Reorganization, the special voting share of TWUK held by TIII LP has exchanged for one ordinary share of TWUK in the Reorganization. However, since conversion of this ordinary share at the exchange ratio would have resulted in 0.3488 Shares being issued, it was agreed that, in the Reorganization, the Company would issue zero Shares in respect of the ordinary share into which the special voting share was exchanged.

         The Reorganization Agreement also provided that, upon consummation of the Reorganization, the number of directors of the Company increased from five to eight (seven of whom are elected by the Company's shareholders and one of whom is elected by the holders of a Majority in Interest (as defined in the Reorganization Agreement) of the Series A Preferred Stock issued in the Reorganization). As a result of the closing of the Reorganization, the Holders hold a Majority in Interest of the shares of Series A Preferred Stock.

         The shareholders of the Company approved both the Reorganization Agreement and the Reorganization at the annual meeting of the shareholders of the Company on June 7, 2002.

         On December 17, 1999, the Corporate Group, TIII LP and the Trustee named therein entered into that certain Voting Trust Agreement (the "Voting Trust Agreement"). The Voting Trust Agreement provided that the boards of directors of each of the Company and TWUK would be set at

---------------------                                       -------------------
CUSIP NO. 894081 10 8                  13D                  PAGE 11 OF 17 PAGES
---------------------                                       -------------------

five and that the board members would be elected in accordance with its terms. In addition, it provided that certain Investors, including TIII LP, would be entitled to exercise directly, without the board of directors of TWUK first taking action, certain drag along rights in the event that AHG or TWUK failed to honor their obligations to those Investors and that, under certain circumstances, all of the shares held in the voting trust would be voted on all matters as directed by a majority of those members of the board of directors of TWUK that were not affiliated with the Corporate Group or Hyperion Partners II, L.P., a large shareholder of and investor in the Company, or any of its successors. In connection with the Reorganization, the Corporate Group entered into that certain Amendment No. 1 to the Voting Trust Agreement by and among the Corporate Group, TIII LP and the trustee named therein (the "Voting Trust Amendment"), which provides, among other things, that the boards of directors of each of AHG and TWUK will consist of the eight individuals comprising the board of directors of the Company. The Voting Trust Amendment also provides that, in the event of a breach by the Company of its obligation to redeem the Series A Preferred Stock, the trustee will be obligated to vote and sell the shares held in the voting trust as directed by TIII LP. Prior to the Voting Trust Amendment, the Voting Trust Agreement provided that, in the event of a breach by AHG or TWUK of their respective obligations to honor a put by the Holders, among others, the trustee of the voting trust was obligated to vote and sell the shares held in the voting trust as directed by TIII LP.

         On December 17, 1999, the Corporate Group and the Purchasers listed therein entered into that certain Securities Purchase Agreement (the "Securities Purchase Agreement"), pursuant to which AHG and TWUK issued the Notes and Warrants to the Holders and the other Purchasers. The Securities Purchase Agreement also provided the Purchasers with certain redemption rights. In connection with the Reorganization, the Corporate Group and the Purchasers listed therein entered into Amendment No. 1 to the Securities Purchase Agreement, which imposes upon AHG and TWUK certain obligations with respect to redemption of the Series A Preferred Stock that correspond to the rights of the holders of the Series A Preferred Stock under the Certificate of Amendment (relating to the Series A Preferred Stock) to the Company's Certificate of Incorporation, and which are substantially similar to the rights that such holders possessed with respect to the Notes and Warrants pursuant to the Securities Purchase Agreement, prior to the amendment thereof. In addition, Amendment No. 1 to the Securities Purchase Agreement contains covenants that restrict, among other things, the Corporate Group's ability to enter into certain transactions.

          In connection with the Reorganization, the Company entered into a Registration Rights Agreement with certain parties listed therein, including the Holders, which provides that the Company will file a registration statement or statements covering the resale of Shares of Common Stock (including Shares of Common Stock issuable upon conversion of Series A Preferred Stock and PIK Interest) issued to certain parties. All of the Shares of the Holders are covered by the Registration Rights Agreement.

         The Shares of Common Stock and Series A Preferred Stock were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition. Based on such continuing review, the Reporting Persons may consider the feasibility and advisability of various alternative

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courses of action with respect to their investment in the Company, and the
Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares of Common Stock and Series A Preferred Stock as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares of Common Stock or Series A Preferred Stock or otherwise), (ii) to acquire beneficial ownership of additional Shares of Common Stock or Series A Preferred Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares of Common Stock or Series A Preferred Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4 of this Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in this
Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares of Common Stock and Series A Preferred Stock, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

         Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares of Common Stock or Series A Preferred Stock. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of this Schedule 13D.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of July 25, 2002, the Reporting Persons owned beneficially 7,791,070 Shares, representing 27.7% of the 20,683,611 Shares outstanding as reported in publicly available information. In accordance with the rules governing determination of beneficial ownership, this percentage has been calculated assuming that only the Reporting Persons have converted their Series A Preferred Stock and PIK Interest. The Reporting Persons have sole voting and dispositive power with respect to the 7,791,070 Shares.

         (c) On April 22, 2002, the Company entered into a Stock Purchase Agreement with certain investors listed therein, including TIII LP and TIII-Investors LP, pursuant to which TIII LP and TIII-Investors LP purchased 370,500 and 4,500 Shares, respectively, of Common Stock, at a price of $4.25 per share.

         On June 7, 2002, TIII LP and TIII-Investors LP sold to BNP Paribas 74,100 and 900 Shares of Common Stock, respectively, at a purchase price of $4.25 per share.

         The acquisition of Shares, Series A Preferred Stock and the rights to the funding notes pursuant to the Reorganization Agreement, as described in Item 4, was also effected during the past sixty days.

         (d)      None.


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CUSIP NO. 894081 10 8                  13D                  PAGE 13 OF 17 PAGES
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         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as set forth in Item 4 or Item 5(c) of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are exhibits to this Schedule 13D:

        *Exhibit 99.1      Agreement regarding joint filing.

         Exhibit 99.2      Master Reorganization Agreement, dated as of
                           April 24, 2002, among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-4, filed May 1, 2002).

         Exhibit 99.3      First Amendment to Master Reorganization
                           Agreement dated as of May 16, 2002, by and among the Company, AHG, TWUK and the Investors named therein (incorporated by reference to Exhibit 10.17A to the Company's Registration Statement on Form S-4, filed May 1, 2002).

         Exhibit 99.4 Amendment No. 1 to the Voting Trust Agreement, dated July 25, 2002, among TWUK, AHG, Richard Green, Triumph III and the Company (incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-4, filed May 1,
                           2002).

         Exhibit 99.5 Amendment No. 1 to the Securities Purchase Agreement dated July 25, 2002, among AHG, TWUK, the Purchasers identified therein and the Company (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-4, filed May 1, 2002).

         Exhibit 99.6      Registration Rights Agreement, dated July 25,
                           2002, by and among the Company and the Holders named therein (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-4, filed May 1, 2002).

-------------------
* Filed herewith.


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CUSIP NO. 894081 10 8                  13D                  PAGE 14 OF 17 PAGES
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                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 26th day of July, 2002.



                            TRIUMPH PARTNERS III, L.P.

                            By: Triumph III Advisors, L.P., its general partner

                            By: Triumph III Advisors, Inc., its general partner


                            By:   /S/ FREDERICK S. MOSELEY IV
                            --------------------------------------------------
                                 Name:     Frederick S. Moseley IV
                                 Title:    President



                            TRIUMPH III ADVISORS, L.P.

                            By: Triumph III Advisors, Inc., its general partner


                            By:  /S/ FREDERICK S. MOSELEY IV
                            --------------------------------------------------
                                 Name:     Frederick S. Moseley IV
                                 Title:    President


                            TRIUMPH III ADVISORS, INC.



                            By:  /S/ FREDERICK S. MOSELEY IV
                            --------------------------------------------------
                                 Name:     Frederick S. Moseley IV
                                 Title:    President

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CUSIP NO. 894081 10 8                  13D                  PAGE 15 OF 17 PAGES
---------------------                                       -------------------

                            RIUMPH III INVESTORS, L.P.

                            By: Triumph III Investors, Inc., its general partner


                            By:  /S/ FREDERICK S. MOSELEY IV
                            --------------------------------------------------
                                 Name:     Frederick S. Moseley IV
                                 Title:    President


                            TRIUMPH III INVESTORS, INC.



                            By:  /S/ FREDERICK S. MOSELEY IV
                            --------------------------------------------------
                                 Name:     Frederick S. Moseley IV
                                 Title:    President




                             /S/ FREDERICK W. MCCARTHY
                             --------------------------------------------------
                             Frederick W. McCarthy

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CUSIP NO. 894081 10 8                  13D                  PAGE 16 OF 17 PAGES
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                                                                  EXHIBIT 99.1

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Allied Healthcare International Inc. (f/k/a Transworld Healthcare, Inc.), and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.

       EXECUTED as a sealed instrument this 26th day of July, 2002.


                             TRIUMPH PARTNERS III, L.P.

                             By: Triumph III Advisors, L.P., its general partner

                             By: Triumph III Advisors, Inc., its general partner


                             By:  /S/ FREDERICK S. MOSELEY IV
                             --------------------------------------------------
                                  Name:     Frederick S. Moseley IV
                                  Title:    President



                               TRIUMPH III ADVISORS, L.P.

                             By: Triumph III Advisors, Inc., its general partner


                              By:  /S/ FREDERICK S. MOSELEY IV
                             --------------------------------------------------
                                   Name:     Frederick S. Moseley IV
                                   Title:    President

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CUSIP NO. 894081 10 8                  13D                  PAGE 17 OF 17 PAGES
---------------------                                       -------------------

                            TRIUMPH III ADVISORS, INC.


                             By:  /S/ FREDERICK S. MOSELEY IV
                             --------------------------------------------------
                                  Name:     Frederick S. Moseley IV
                                  Title:    President




                            TRIUMPH III INVESTORS, L.P.

                            By: Triumph III Investors, Inc., its general partner


                            By:  /S/ FREDERICK S. MOSELEY IV
                            ---------------------------------------------------
                                 Name:     Frederick S. Moseley IV
                                 Title:    President




                             TRIUMPH III INVESTORS, INC.


                             By:  /S/ FREDERICK S. MOSELEY IV
                             --------------------------------------------------
                                  Name:     Frederick S. Moseley IV
                                  Title:    President




                              /S/ FREDERICK W. MCCARTHY
                             --------------------------------------------------
                                  Frederick W. McCarthy